SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

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                                   SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               BRASS INCORPORATED
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                                 (Name of Issuer)

                            Common Stock, no par value
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                          (Title of Class of Securities)

                                  Not Yet Issued
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                                  (CUSIP Number)

                         Corporate Management Services, Inc.
                               7899 West Frost Drive
                             Littleton, Colorado  80128
                                     303-979-3224

                                  George G. Andrews
                               7899 West Frost Drive
                             Littleton, Colorado  80128
                                     303-979-3224

                                  Barbara Davidson
                                2171 Jonathan Place
                              Boulder, Colorado  80304
                                     303-449-3338

                                  with a copy to:

                              Michael V. Anderson, Esq.
                           1655 Walnut Street, Suite 100
                              Boulder, Colorado  80302
                                     303-641-4457
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                               March 27, 2000
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

_______________
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Corporate Management Services, Inc. ("CMS")
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)[X]
     (b)[__]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     CMS:  OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)[__]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CMS:  Colorado, USA
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                        7    SOLE VOTING POWER

                             CMS:  0
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       NUMBER OF        8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY            CMS:  1,000,000
       OWNED BY         ------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                CMS:  0
        WITH            ------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             CMS:  1,000,000
                        ------------------------------------------------------


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     CMS:  1,000,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)[__]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     CMS:  81.3%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CMS:  CO
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     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     George G. Andrews ("GA")
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)[X]
     (b)[__]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     GA:  PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)[__]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     GA:  USA
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                        7    SOLE VOTING POWER

                             GA:  10,000
                        ------------------------------------------------------
       NUMBER OF        8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY            GA:  1,000,000
       OWNED BY         ------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                GA:  10,000
        WITH            ------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             GA:  1,000,000
                        ------------------------------------------------------


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     GA:  1,010,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)[__]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     GA:  82.1%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     GA:  IN
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     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Barbara Davidson ("BD")
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)[X]
     (b)[__]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     BD:  PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)[__]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BD:  Canada and USA
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                        7    SOLE VOTING POWER

                             BD:  5,000
                        ------------------------------------------------------
       NUMBER OF        8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY            BD:  1,000,000
       OWNED BY         ------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                BD:  5,000
        WITH            ------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             BD:  1,000,000
                        ------------------------------------------------------


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     BD:  1,005,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)[__]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     BD:  81.7%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     BD:  IN
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Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Brass Incorporated, a Colorado corporation ("BI"). The address of the principal executive offices of AC is 7899 West Frost Drive, Littleton, Colorado 80128.

Item 2.  Identity and Background.

     CMS is a Colorado corporation engaged in the business of providing management, administrative, and marketing services. The address of the principal offices of CMS is 7899 West Frost Drive, Littleton, Colorado 80128.

     Neither CMS nor its sole executive officer, director, or any person controlling or ultimately in control of CMS has, during the last five (5) years, been convicted in a criminal proceeding or been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     Information with regard to the name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted for each executive officer, director, and persons controlling CMS is as follows:

     CMS:

     Principal office: 7899 West Frost Drive, Littleton, Colorado 80128 Principal business: Management, administrative, and marketing services Place of organization: Colorado, USA

     GA:

     George G. Andrews
     7899 West Frost Drive
     Littleton, Colorado  80128
     Present principal occupation or employment:  Consultant and private investor
     Principal business and address of organization in which employment conducted: Consulting; 7899 West Frost Drive, Littleton, Colorado 80128
     Citizenship:  USA

     BD:

     Barbara Davidson
     2171 Jonathan Place
     Boulder, Colorado  80304
     Present principal occupation or employment: Homemaker and private investor
     Principal business and address of organization in which employment conducted: Homemaker; 2171 Jonathan Place, Boulder, Colorado 80304
     Citizenship:  Canada and USA

Item 3.  Source and Amount of Funds or Other Consideration.

     The securities owned by CMS were acquired in exchange for services related to BI management and organizational matters valued at $500. The securities owned by GA and BD were purchased for cash in the amount of $.01 per share.

Item 4.  Purpose of Transaction.

     BI shares were acquired by all reporting persons for investment purposes only.

     (a) It is not anticipated that any additional BI securities will be acquired by any reporting persons; however, the carrying out of BI's business plan will require disposition of some or all of the issued and outstanding securities of BI.

     (b) The business plan of BI is to seek out, investigate, and pursue a merger, acquisition, or other business combination with an entity desiring the perceived benefits offered by BI as a result of its having a class of securities registered under the Exchange Act. Presently, no agreements to further BI's business plan have been reached.

     (c)  None.

     (d) None at present; however, it is likely that changes in BI's present board of directors and management will occur upon the completion of a business combination.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer.

     (a) CMS beneficially owns 1,000,000 shares of BI Common Stock, which represents 83.1% of the issued and outstanding shares of BI Common Stock.
CMS is controlled by GA and BD, each of whom own 50% of its issued and outstanding shares of Common Stock. GA beneficially owns 1,010,000 shares of BI Common Stock, which represents 82.1% of the issued and outstanding shares of BI Common Stock. This amount includes the shares of CMS and 5,000 shares owned by his wife. BD beneficially owns 1,005,000 shares of BI Common Stock, which represents 81.7% of the issued and outstanding shares of BI Common Stock, and includes the shares of CMS.

     (b) GA has sole power to vote or direct the vote and to dispose or direct the disposition of 10,000 shares. BD has sole voting and dispositive power of 5,000 shares. CMS has no sole voting or dispositive power. CMS, GA, and BD have shared voting and dispositive power of 1,000,000 shares.

     (c) There have been no transactions in BI Common Stock effected by CMS, GA, or BD during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Neither CMS, GA, nor BD are parties to any contract, arrangement, understanding, or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

 Date:  March 27, 2000              CORPORATE MANAGEMENT SERVICES, INC.
                                    a Colorado corporation



                                    By:  /s/ George G. Andrews
                                         George G. Andrews, President

Date:  March 27, 2000



                                    /s/ George G. Andrews
                                    George G. Andrews

Date:  March 27, 2000



                                    /s/ Barbara Davidson
                                    Barbara Davidson